SCHEDULE 14A
(RULE 14a-101)

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☑ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

TRW Inc.
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Not Applicable
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☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

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☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing
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         The Definitive Additional Materials filed herewith relate to TRW's Special Meeting of Shareholders scheduled
         for December 11, 2002. The joint proxy statement/prospectus for the Special Meeting of Shareholders is
         contained in joint proxy statement/prospectus filed by Northrop Grumman Corporation pursuant to Rule 424(b)
         (3) on November 5, 2002.

November 21, 2002
Phil Odeen Webcast

Hello. I'm Phil Odeen.

I feel it's important at this time in the merger process to touch base with you. Like me, I'm certain you're all concerned about the recent decline in defense stocks, particularly Northrop Grumman's.

In this Webcast I want to address the factors behind the decline and explain why the merger still makes good business sense for TRW shareholders. I'd also like to update you on the status of the merger.

In June, when the agreement was announced, defense stock prices had been rising during the entire first half of the year, peaking at about the time we signed the merger agreement. Since then, defense stocks have dropped 25-30 percent. Stocks of automotive suppliers have also declined – more than 20 percent.

For example, from June 28 – the last trading day before we signed the Northrop Grumman merger agreement – through November 19, here's how a number of defense and automotive stocks fared:

In this time period, Lockheed Martin declined by more than 26 percent; General Dynamics, 24 percent; Raytheon, 31 percent; and Northrop Grumman, 27 percent. Standard & Poor's Auto Composite fell nearly 24 percent, and, of course,

TRW lost ground as well, declining 16 percent.

Investment analysts I have spoken with give a number of reasons for the decline in defense stocks. I won't cover them all, but it appears that earlier this year, defense stocks were seen as a safe haven in a very tough equity market, hence the 17 percent run-up during the first half of 2002. By mid-year, however, many investors felt the broader market had bottomed out and so they moved money to technology and other sectors. For example, the NASDAQ is up about 20 percent just since October 1, demonstrating this "rotation," as the analysts describe it.

The decline in defense stocks, of course, has obvious implications for our merger with Northrop Grumman, since its stock price has dropped below the collar set at $112, where each TRW share exchanged in the merger would be worth $60. For each $1 that Northrop Grumman stock is below $112, the initial $60 value per share is reduced by $0.54. Thus, at a Northrop Grumman price of $92, the TRW shares would be valued at about $50.

The decline also has implications for how TRW would be valued on a stand-alone basis without the Northrop Grumman merger agreement. If TRW were trading on its own instead of in tandem with Northrop Grumman stock, our stock would be affected by the decline in our markets over the last six months.

Clearly, the immediate value to the shareholders of the merger has declined. However, the deal itself remains strong because the combination with Northrop Grumman

will enable TRW shareholders to participate in the significant upside potential created by combining our two companies. The merger creates the second largest defense company in the nation with expanded opportunities to serve its customers. When the merger is completed, TRW shareholders will receive Northrop Grumman stock, which will enable them to benefit from this highly competitive organization with excellent growth prospects.

I will be traveling with the senior Northrop Grumman management team over the next two weeks, speaking to investors across the country. This will be the first time since the announced merger that Northrop Grumman management will speak about the power of the combined company going forward. I believe this is a compelling story, and I am hopeful that investors will respond to it and that Northrop Grumman's stock will benefit in the days and weeks ahead. The presentation materials we're using will be posted on the TRW intranet for your review.

I would like to add that I am pleased with Northrop Grumman's announced sale of TRW's automotive business to The Blackstone Group. This deal is contingent on the close of the merger with TRW and will be an extremely positive step for that business. Emerging as a stand-alone company, focusing exclusively on its industry, Automotive will be even more effective in addressing the needs of its customer base. It will be the eighth largest automotive supplier with appropriate financial resources and a robust plan to be successful in the future.

As you know, the TRW shareholder meeting to vote on the merger is scheduled for December 11. By now, those of you who are shareholders should have received proxy materials and a voting guide booklet with a voting card. Please read this material and return your voting card with a vote in favor of the merger. If you have any questions about the proxy, please call our proxy solicitors at 866-649-8030.

These past nine months have been difficult for all of us. The fact that TRW's operations are continuing to grow and generate strong profits is a tribute to your dedication and professionalism. On behalf of the entire TRW management team, thank you.

Certain statements and assumptions in this communication contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside of TRW's control. These include completion of the merger; governmental regulatory processes, Northrop Grumman's ability to successfully integrate the operations of TRW and achieve a successful disposition with respect to TRW's Automotive business; assumptions with respect to future revenues, expected program performance and cash flows; the outcome of contingencies including, among others, the timing and amounts of tax payments, litigation matters, environmental claims and remediation efforts; divestitures of businesses; successful negotiation of contracts with labor unions; and anticipated costs of capital investments. Northrop Grumman's and TRW's respective operations are subject to various additional risks and uncertainties resulting from their positions as suppliers, either directly or as subcontractors or team members, to the United States government and its agencies, as well as to foreign governments and agencies. Actual outcomes are dependent upon many factors. Other important factors that could cause actual results to differ materially from those suggested by the forward-looking statements set out in Northrop Grumman's and TRW's filings from time to time with the SEC, including, without limitation, the joint proxy statement/prospectus relating to the proposed merger.

The directors and certain executive officers of TRW and Northrop Grumman may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman Corporation. Information concerning such participants is contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW contained in Amendment No. 7 to the Registration Statement on Form S-4 filed by Northrop Grumman with the Securities and Exchange Commission on October 23, 2002, as it may be amended from time to time.